UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

CSW Industrials, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

126402 10 6
(CUSIP Number)

EUGENE DOZORTSEV
NEWTYN MANAGEMENT, LLC
405 PARK AVENUE, SUITE 1104
NEW YORK, NEW YORK 10022
(212) 446-2465

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 126402 10 6

1	NAME OF REPORTING PERSON Newtyn Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 873,800
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 873,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 873,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 126402 10 6

1	NAME OF REPORTING PERSON Newtyn TE Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 411,200
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 411,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 411,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 126402 10 6

1	NAME OF REPORTING PERSON Newtyn Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,285,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,285,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,285,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 126402 10 6

1	NAME OF REPORTING PERSON Newtyn Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,285,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,285,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,285,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 126402 10 6

1	NAME OF REPORTING PERSON Ledo Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,285,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,285,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,285,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 126402 10 6

1	NAME OF REPORTING PERSON Noah Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO & PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 609
	8	SHARED VOTING POWER 1,285,000
	9	SOLE DISPOSITIVE POWER 609
	10	SHARED DISPOSITIVE POWER 1,285,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,285,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 126402 10 6

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Agreement defined and described in Item 4 below, Mr. Neginsky and Springdale, are no longer members of the Section 13(d) group and have ceased to be Reporting Persons. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased for the accounts of each of NP and NTE were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 873,800 Shares beneficially owned by NP is approximately $28,928,829, including brokerage commissions.  The aggregate purchase price of the 411,200 Shares beneficially owned by NTE is approximately $13,743,930, including brokerage commissions.

Mr. Levy used his personal assets to purchase the 609 Shares reported herein. The total purchase price for such Shares was approximately $20,271, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 17, 2016, NP and certain of its affiliates (collectively, “Newtyn”) entered into an agreement with the Issuer (the “Agreement”) regarding the Issuer’s 2016 annual meeting of stockholders (the “2016 Annual Meeting”). Under the terms of the Agreement, Newtyn will participate in the development of the position profile of one of the two new directors that are expected to be appointed in the candidate search announced by the Issuer on July 6, 2016.  Newtyn will also be permitted to, among other things, (i) recommend candidates to the Issuer’s Nominating Committee, (ii) review resumes of the final three director candidates, (iii) provide input and recommendations to the Issuer’s Nominating Committee with respect to the candidates, and (iv) exclude one candidate from the process to which Newtyn reasonably objects.  In addition, the Agreement provides that within 60 days of the date of the Agreement, the Board will consider the adoption of a stock repurchase program. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Under the Agreement, Newtyn has withdrawn its nominee for election at the 2016 Annual Meeting, and has agreed to vote in favor of the Board’s nominee, Mr. Michael R. Gambrell. Newtyn has also agreed to vote all of the shares it beneficially owns at the 2016 Annual Meeting and at the 2017 Annual Meeting (i) in favor of the election of the Issuer’s nominees for election to the Board and (ii) in accordance with the Board’s recommendation with respect to the Issuer’s “say-on-pay” proposal.

CUSIP NO. 126402 10 6

Newtyn agreed to certain customary standstill provisions, effective as of the date of the Agreement through the day following the 2017 annual meeting of stockholders (the “Standstill Period”). The standstill provisions generally prohibit Newtyn from taking specified actions with respect to the Issuer and its securities during the Standstill Period, including, among others: (i) nominating any person for election at any stockholder meeting, (ii) soliciting or participating in the solicitation of proxies; (iii) joining any “group” or becoming party to any voting arrangement or agreement; (iv) seeking or encouraging others to submit nominations for election or removal of directors; (v) making stockholder proposals or offers with respect to mergers, acquisitions and other business combinations; or (vi) seeking board representation other than as provided in the Agreement.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 15,718,188 Shares outstanding, as of June 20, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 6, 2016.

A.	NP

(a)	As of the close of business on July 15, 2016, NP beneficially owned 873,800 Shares.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 873,800
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 873,800

(c)	The transactions in the Shares by NP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	NTE

(a)	As the close of business on July 15, 2016, NTE beneficially owned 411,200 Shares.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 411,200
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 411,200

(c)	The transactions in the Shares by NTE during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	NM

(a)	NM, as the investment manager to each of NP and NTE, may be deemed the beneficial owner of the (i) 873,800 Shares owned by NP and (ii) 411,200 Shares owned by NTE.

CUSIP NO. 126402 10 6

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,285,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,285,000

(c)
NM has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by NP and NTE during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

D.	NCP

(a)	NCP, as the general partner to each of NP and NTE, may be deemed the beneficial owner of the (i) 873,800 Shares owned by NP and (ii) 411,200 Shares owned by NTE.

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,285,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,285,000

(c)
NCP has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by NP and NTE during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

E.	Ledo

(a)	Ledo, as the general partner to NCP, may be deemed the beneficial owner of the (i) 873,800 Shares owned by NP and (ii) 411,200 Shares owned by NTE.

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,285,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,285,000

(c)
Ledo has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by NP and NTE during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

F.           Mr. Levy

(a)
As of the close of business on July 15, 2016, Mr. Levy directly owned 609 Shares. Mr. Levy, as managing member to NM, may be deemed the beneficial owner of the (i) 873,800 Shares owned by NP and (ii) 411,200 Shares owned by NTE.

Percentage: Approximately 8.2%

CUSIP NO. 126402 10 6

(b)	1. Sole power to vote or direct vote: 609
2. Shared power to vote or direct vote: 1,285,000
3. Sole power to dispose or direct the disposition: 609
4. Shared power to dispose or direct the disposition: 1,285,000

(c)
Mr. Levy has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by NP and NTE during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

As of the close of business on July 15, 2016, the Reporting Persons collectively beneficially owned an aggregate of 1,285,609 Shares, constituting approximately 8.2% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 17, 2016, Newtyn and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On July 18, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Cooperation Agreement by and among Newtyn Partners, LP, Newtyn TE Partners, LP, Newtyn Management, LLC, Newtyn Capital Partners, LP, Ledo Capital, LLC, Noah Levy and the Issuer dated July 17, 2016.

99.2	Joint Filing Agreement by and among Newtyn Partners, LP, Newtyn TE Partners, LP, Newtyn Management, LLC, Newtyn Capital Partners, LP, Ledo Capital, LLC, and Noah Levy dated July 18, 2016.

CUSIP NO. 126402 10 6

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 2016

Newtyn Partners, LP

By:	Newtyn Management, LLC Investment Manager

By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory

Newtyn TE Partners, LP

By:	Newtyn Management, LLC Investment Manager

By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory

Newtyn Management, LLC

By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory

Newtyn Capital Partners, LP

By:	Ledo Capital, LLC General Partner

By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory

CUSIP NO. 126402 10 6

Ledo Capital, LLC

By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory

/s/ Noah Levy
Noah Levy

CUSIP NO. 126402 10 6

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

NEWTYN PARTNERS, LP

Purchase of Common Stock	24,731	32.1115	06/13/2016
Purchase of Common Stock	11,921	32.1493	06/14/2016
Purchase of Common Stock	9,922	32.7314	06/15/2016
Purchase of Common Stock	1,026	33.0833	06/16/2016
Sale of Common Stock	(91,800)	32.5618	06/24/2016

NEWTYN TE PARTNERS, LP,

Purchase of Common Stock	11,638	32.1115	06/13/2016
Purchase of Common Stock	5,610	32.1493	06/14/2016
Purchase of Common Stock	4,669	32.7314	06/15/2016
Purchase of Common Stock	483	33.0833	06/16/2016
Sale of Common Stock	(43,200)	32.5618	06/24/2016